Exhibit 99.2

MIC

Franco-Nevada

The GOLD Investment that WORKS

Franco-Nevada Corporation

Notice and Management Information Circular
for the Annual and Special Meeting
of Shareholders to be held on May 8, 2013

FRANCO-NEVADA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 8, 2013

The Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”) will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 8, 2013, at 4:30 p.m. (Toronto time) for the following purposes:

(a)         to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2012, together with the auditors’ report thereon;

(b)         to elect the directors of the Corporation;

(c)          to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(d)         to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

(e)          to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated March 22, 2013 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 6, 2013 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

BY ORDER OF THE BOARD OF DIRECTORS

Dated at Toronto, the 22nd day of March, 2013.	“Lloyd Hong” Chief Legal Officer & Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

Dated March 22, 2013

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 8, 2013, at 4:30 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”). Except where otherwise indicated, this Circular contains information as of the close of business on March 20, 2013.  It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i)                                     by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

(A)                               at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

(B)                               with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof;

(ii)                                  or in any other manner permitted by law.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Explanation of Voting Rights and Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust Company (“DTC”)), of which the intermediary is a participant. The vast majority of such shares are registered under the name of CDS or DTC, which act as nominee for many brokerage firms. Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge by the date specified on the form in order to instruct Broadridge how to vote the common shares.

In addition, the Corporation has decided to take advantage of certain provisions of applicable securities regulatory requirements that permit it to deliver meeting materials directly to non-objecting beneficial owners. These materials are being sent to both registered and non-registered owners of common shares. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the scannable voting instruction form (“VIF”) from our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”). These VIFs are to be completed and returned to the Transfer Agent in the envelope provided. In addition, the Transfer Agent provides both telephone voting and Internet voting as described on the VIF. The Transfer Agent will tabulate the results of the VIFs received and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.  If you wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided in the VIF.

The Corporation does intend to pay for an intermediary to deliver the proxy-related materials and related forms to objecting beneficial owners.

Record Date

The directors have fixed March 20, 2013 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Only shareholders of record on such record date are entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

As at March 20, 2013, there were 146,730,310 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following persons or companies beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed		Percentage of Outstanding Common Shares
Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisers Incorporated and FIL Limited (collectively, “Fidelity”)	25,800,999	(1)	17.557%
BlackRock, Inc. (on behalf of its investment advisory subsidiaries)	17,605,883	(2)	12.01%

Notes

(1)         According to a Schedule 13G filed on EDGAR on January 10, 2013.

(2)         According to a Schedule 13G filed on EDGAR on January 11, 2013.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

BUSINESS OF THE MEETING

Election of Directors

At the Meeting, it is proposed that the seven directors whose names are set out below be elected to the board of directors of the Corporation (the “Board”). Each nominee for election as a director is currently a director of the Corporation. Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of the Corporation, he resigns from office or he becomes disqualified to act as a director of the Corporation.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, the number of common shares withheld from voting exceeds the number of common shares voted in favour of the nominee, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of the shareholders is expected forthwith to submit to the Board his resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee (the “CCGC”) for consideration. The Board will promptly accept the resignation unless the CCGC determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply where an election involves a proxy battle.

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships with the Audit and Risk Committee (“ARC”) or CCGC, as applicable; their attendance at Board meetings; their attendance at ARC and CCGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; and current other board and committee memberships, all as at March 20, 2013.

For additional information regarding compensation, options and minimum ownership requirements, as well as interlocks, please see “Statement of Executive Compensation — Compensation of Directors” and “Statement of Corporate Governance Practices — Other Directorships”, respectively.

Pierre Lassonde, Toronto, Ontario, Canada
Director Since: November 12, 2007 Age: 65

Pierre Lassonde is Chairman of the Board. Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and as a director and Vice-Chairman of Newmont until November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chairman and a director of the World Gold Council, Chairman of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.  Mr. Lassonde was inducted into the Canadian Mining Hall of Fame in 2013.

Skills:  Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
2,710,770	4,424	C$	123,215,504	175,000	C$	128,497,004

Board and Committee Positions/Membership and Attendance

Independent Member of the Board (Chair)	Board Meetings Attended 2012: 8 of 8 - 100%

Current Other Board Memberships	Current Other Committee Memberships
Enghouse Systems Limited New Gold Inc.	Compensation (Chair) Compensation

David Harquail, Toronto, Ontario, Canada
Director Since: November 13, 2007 Age: 56

David Harquail is President and Chief Executive Officer of the Corporation and is a director of the Corporation. Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. Mr. Harquail has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Skills: Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	RSUs(2)		At-Risk Value of Common Shares and RSUs(3)		Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
1,235,086	25,907	(6)	C$	57,223,862	335,353	C$	66,277,862

Board and Committee Positions/Membership and Attendance
Non-Independent Member of the Board (President & CEO)	Board Meetings Attended 2012: 8 of 8 - 100%

Current Other Board Memberships	Current Other Committee Memberships
None	None

Derek W. Evans, Calgary, Alberta, Canada
Director Since: August 8, 2008 Age: 56

Derek Evans is President and Chief Executive Officer of Pengrowth Energy Corporation (an oil and natural gas company), and is a director of Franco-Nevada. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 26 years of experience in the oil and gas business in Western Canada having spent the majority of his career with Renaissance Energy Limited in a variety of operational and senior management positions. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Skills: Oil & Gas, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
4,000	4,868	C$	402,430	75,000	C$	2,387,680

Board and Committee Positions/Membership and Attendance
Independent Member of the Board Committee Membership: ARC	Board Meetings Attended 2012: 8 of 8 - 100% ARC Meetings Attended 2012: 4 of 4 - 100%

Current Other Board Memberships	Current Other Committee Memberships
Pengrowth Energy Corporation	None

Graham Farquharson, Toronto, Ontario, Canada
Director Since: November 12, 2007 Age: 72

Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada as well as a director of St Andrew Goldfields Ltd. Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc. and several other mining companies. In addition, Mr. Farquharson is the Chairman of the Canadian Mineral Industry Education Foundation and a director of the Physicians Services Incorporated Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario. Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Skills: Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)		DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
76,630	(7)	5,118	C$	3,709,724	75,000	C$	5,973,224

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: CCGC	Board Meetings Attended 2012: 8 of 8 - 100% CCGC Meetings Attended 2012: 4 of 4 - 100%

Current Other Board Memberships	Current Other Committee Memberships
St Andrew Goldfields Ltd.	Compensation and Human Resources (Chair); Environmental, Health and Safety and Technical

Louis Gignac, Brossard, Québec, Canada
Director Since: November 12, 2007 Age: 62

Louis Gignac is President of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac serves as a director of Domtar Corporation, St Andrew Goldfields Ltd. and Marengo Mining  Limited, and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Skills: Mining, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
10,000	3,270	C$	602,193	75,000	C$	2,865,693

Board and Committee Positions/Membership and Attendance
Independent Member of the Board Committee Membership: ARC

Board Meetings Attended 2012: 8 of 8 - 100%
ARC Meetings Attended 2012: 3 of 4 - 75% (Mr. Gignac was subsequently consulted on and approved all matters discussed at the meeting of the ARC that he was unable to attend)

Current Other Board Memberships	Current Other Committee Memberships
Domtar Corporation St Andrew Goldfields Ltd. Marengo Mining Limited	Environmental, Health and Safety; Human Resources Compensation and Human Resources; Environmental, Health & Safety, Technical; Executive None

Randall Oliphant, Toronto, Ontario, Canada
Director Since: November 12, 2007 Age: 53

Randall Oliphant is Executive Chairman of New Gold Inc. (a gold mining company) and is a director of Franco-Nevada. Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and serves as a director of Silver Bear Resources Inc. and WesternZagros Resources Ltd. Mr. Oliphant also serves on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Skills: Mining, Oil & Gas, Accounting and Finance, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
75,000	Nil	C$	3,403,500	25,000	C$	4,158,000

Board and Committee Positions/Membership and Attendance

Independent Member of the Board Committee Membership: ARC (Chair)

Board Meetings Attended 2012: 7 of 8 - 87.5% (Mr. Oliphant was subsequently consulted on and approved all matters discussed at the Board meeting that he was unable to attend)
ARC Meetings Attended 2012: 4 of 4 - 100%

Current Other Board Memberships	Current Other Committee Memberships
Silver Bear Resources Inc. New Gold Inc. WesternZagros Resources Ltd.	None None Audit; Governance

Hon. David R. Peterson, Toronto, Ontario, Canada
Director Since: November 12, 2007 Age: 69

David Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP, and is a director of Franco-Nevada. He was the Premier of the Province of Ontario from 1985 to 1990. He was the founding chairman of the Toronto Raptors of the National Basketball Association and was chairman of the successful Toronto Bid for the 2015 Pan Am Games. Mr. Peterson serves as a director of a number of companies, including Rogers Communications Inc., Industrial-Alliance Insurance and Financial Services Inc., South East Group Limited, MBAC Fertilizer Corp. and Versapay Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital. Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Skills: Legal, Risk Management, HR and Compensation, Corporate Governance, Public Company Boards and Public Company Management

Securities Held

Common Shares(1)	DSUs(2)	At-Risk Value of Common Shares and DSUs(3)		Options(4)	At-Risk Value of Common Shares, DSUs and Options(5)
40,000	6,047	C$	2,089,613	75,000	C$	4,353,113

Board and Committee Positions/Membership and Attendance
Independent Member of the Board Committee Membership: CCGC (Chair)	Board Meetings Attended 2012: 8 of 8 - 100% CCGC Meetings Attended 2012: 4 of 4 - 100%

Current Other Board Memberships	Current Other Committee Memberships
Rogers Communications Inc. Industrial-Alliance Insurance and Financial Services Inc. South East Group Limited MBAC Fertilizer Corp. VersaPay Corporation	Pension Ethics None Corporate Governance and Nominating (Chair) Compensation

Notes

(1)         The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(2)         Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan to receive DSUs. The President & CEO, as an employee director is eligible to participate in the Corporation’s share compensation plan to receive RSUs. For additional information regarding these plans, please see “Statement of Executive Compensation”. Fractional DSUs have been rounded.

(3)         Calculated as of March 20, 2013 using the closing price of the common shares on the TSX of C$45.38 per share.

(4)         For additional information regarding options held by directors, please see “Statement of Executive Compensation — Compensation of Directors”.

(5)         Calculated as of March 20, 2013 using the closing price of the common shares on the TSX of C$45.38 per share less the applicable exercise price for options.

(6)         Comprised of 15,819 performance-based RSUs and 10,088 time-based RSUs. See “Statement of Executive Compensation.”

(7)         Mr. Farquharson also holds 2,500 warrants of Franco-Nevada GLW Holdings Corp. (not included in the securities held by Mr. Farquharson) which each entitle him upon exercise to either 0.1556 of a common share of the Corporation or C$5.20 per warrant.

Securities laws require the Corporation to disclose whether a proposed director has: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors.

Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the periods ended December 31, 2012 and 2011, PricewaterhouseCoopers LLP billed fees from the Corporation as detailed below:

	December 31, 2012		December 31, 2011
Audit Fees	C$	547,744	C$	391,991
Audit-Related Fees	C$	22,700	C$	557,365
Tax Fees	C$	28,000	C$	7,090
Other Fees	C$	55,382	C$	9,950
Total Fees	C$	653,826	C$	966,396

For the year ended December 31, 2011, “Audit Fees” noted above included C$138,000 for services relating to IFRS.

For the year ended December 31, 2012, “Audit-Related Fees” noted above included C$22,000 for services related to the Corporation’s shelf prospectus.  For the year ended December 31, 2011, “Audit-Related Fees” noted above included C$55,000 for services relating to US GAAP reconciliation, C$105,000 for services relating to the NYSE listing, C$237,000 for services relating to the Corporation’s equity offering and C$160,365 for the accounting treatment of certain transactions completed by the Corporation.

For the years ended December 31, 2012 and 2011, “Tax Fees” noted above included C$28,000 and C$7,090 respectively for tax advice.

For the year ended December 31, 2012, “Other Fees” noted above included C$50,000 related to Sarbanes-Oxley controls and C$5,382 for CPAB fees.  For the year ended December 31, 2011, “Other Fees” noted above included C$9,950 for payroll processing advice and CPAB fees.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (the “ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

“Say-on-Pay” Advisory Resolution

In early 2010, the CCGC reviewed the guidelines of various governance ratings agencies with respect to “say-on-pay”, in particular, the Canadian Coalition for Good Governance’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors. The CCGC recommended to the Board that shareholders have the opportunity to, on an advisory basis, vote in respect of the Corporation’s approach to executive compensation. For 2013, shareholders of the Corporation are again being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 22, 2013.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution. Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Corporation’s approach to executive compensation, see “Statement of Executive Compensation”.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Background

The Corporation was incorporated on October 17, 2007 and its initial public offering (“IPO”) closed on December 20, 2007. The Corporation was formed to acquire an established portfolio of mining and oil & gas royalties and other interests. Since the IPO, the Corporation has grown to become the leading gold royalty and stream company (by both gold revenues and number of gold assets) with additional interests in platinum group metals, oil & gas and other resource assets. The Corporation’s strategic objectives are to manage and grow a diversified portfolio of assets in the resource sector that delivers attractive returns over the full commodity cycle. These strategic objectives focus on per share net asset value growth and exposure to exploration and expansion optionality.  In order to ensure that the interests of the directors and members of management would be aligned with shareholders, at the time of the IPO, certain members of management and the directors subscribed for an aggregate of 3,000,000 common shares of the Corporation.  In addition, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation as further described under “Summary Compensation Table — Discussion of Summary Compensation Table - Executives’ Equity Investment Requirements” and each non-executive director is required to hold a minimum equity investment in the Corporation as further described under “Director Compensation Table — Discussion of Director Compensation — Directors’ Equity Investment Requirements”.

Compensation Governance

Composition of the Compensation and Corporate Governance Committee

The Corporation has a compensation and corporate governance committee (the “CCGC”), composed of two directors, Messrs. Peterson (Chair) and Farquharson, each of whom is considered “independent” within the meaning of section 1.4 of National Instrument 52-110 — Audit Committees. Pursuant to the CCGC’s charter, a copy of which is available on the Corporation’s website at www.franco-nevada.com, members are required to be “independent”. The CCGC’s charter also requires that no more than one-third of the members of the CCGC can be current CEOs of publicly traded corporations and that the CCGC will have an in camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees.

Experience and Skills of the Compensation and Corporate Governance Committee

Messrs. Peterson and Farquharson both have direct experience that is relevant to their responsibilities in executive compensation, as they have each served on the compensation committees of other Canadian publicly traded corporations and provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants. Messrs. Peterson and Farquharson have both been members of the CCGC since the Corporation’s IPO.

Skills and experience that enable the CCGC to make decisions on the suitability of the Corporation’s compensation policies and practices include:

Mr. Peterson:	• Member, Compensation Committee, VersaPay Corporation

• Chairman of Cassels Brock & Blackwell LLP and previous Chair of its Executive Committee

Mr. Farquharson:	• Chair, Compensation and Human Resources Committee, St Andrew Goldfields Ltd.

• Previous Chair, Corporate Governance and Human Resources Committee, Cambior Inc.

• Previous Chair, Human Resources and Compensation Committee, Placer Dome Inc.

Responsibilities of the Compensation and Corporate Governance Committee

The CCGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive and consistent with the best interests of the Corporation. The CCGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans (which the CCGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of other executive officers, supported by relevant factual data and an assessment of appropriate compensation. The CCGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2012 and 2011, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers, although the directors did continue to obtain guidance from experienced third parties on various compensation-related matters.

Compensation Philosophy and Objectives

The Corporation’s strategic objectives drive its compensation philosophy such that executive officers will expect a majority of their income to be derived from the long-term growth of the Corporation’s share price. The Corporation has been increasing the emphasis placed on share ownership supported by RSUs and starting in late 2012, stock options. The Corporation does not provide for pension plans or other benefits not generally available to all employees.

The Corporation’s overall compensation philosophy is that compensation should be sufficiently competitive to attract and retain talented employees, but that compensation should ultimately focus on the interests of employees at all levels of the Corporation being aligned with the interests of the Corporation’s shareholders. The Corporation is of the view that individual employee compensation should be linked to the performance of both the Corporation and each individual employee.

The specific objectives of the Corporation’s compensation program for executive officers are as follows:

•                  to attract and retain talented executive officers;

•                  to align the interests of executive officers with those of the Corporation’s shareholders; and

•                  to link individual executive compensation to the performance of both the Corporation and the performance of each individual executive officer.

The Corporation’s compensation program is designed to reward executive officers for:

•                  superior corporate performance relative to pre-set internal objectives;

•                  superior corporate performance relative to an external performance index (see “Benchmarking”); and

•                  exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

Benchmarking

In the past, the Corporation has generally considered compensation programs in relevant sectors of the mining and oil & gas industries but has not specifically engaged in benchmarking with a specific peer group. The Corporation has developed a performance index based on external indices (against which share price performance will be measured) as one of five components of the vesting criteria for performance-based RSUs which may be awarded.  For further information, see “Elements of Compensation — 2012 RSU Vesting” below.

Risk Management

The Board is responsible for strategic aspects relating to risk management and the enforcement of an appropriate risk culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CCGC in relation to compensation aspects. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices, if any. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CCGC, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed above and considers the risks relating to such policies, if any. To mitigate inappropriate or excessive risk taking, the Corporation has practices in place.  For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long term at-risk variable compensation.  Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CCGC is responsible for ensuring compliance of the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Corporate Governance Practices — Ethical Business Conduct — Risk Management”. To date, the Board and CCGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Elements of Compensation

2012 and 2013 Developments

In December 2012, as part of its annual review process, the CCGC reviewed the Corporation’s compensation program and determined that it would be advisable (i) to differentiate the CEO’s overall compensation package from the other Named Executive Officers (as defined below) in order to continue the trend to more individualized compensation for performance and to recognize the overall leadership role of the CEO, and (ii) to increase the total compensation payable to the other Named Executive Officers in order to maintain an overall competitive compensation package and to continue to attract and retain talented executive officers.

In order to achieve the first objective, the CCGC determined to increase the target percentages of long-term, at-risk, share-based incentive compensation for the CEO in order to provide greater pay for performance.  As well, the CCGC determined to add another component of long-term, at-risk, incentive compensation in the form of an annual stock option grant to the CEO.  In order to achieve the second objective, rather than significantly increasing guaranteed compensation in the form of base salary or increasing the target percentages of existing incentive compensation (comprising cash bonuses and RSU compensation),  the CCGC determined to also include an annual stock option grant to the other Named Executive Officers as part of their compensation packages.  The addition of annual stock option grants further directly aligns the interests of Named Executive Officers with the long-term interests of shareholders as any value to be realized is directly linked to the Corporation’s share performance, the term of such options is 10 years and vesting occurs over a period of three years. The CCGC determined to implement these changes retroactively for 2012 and for 2013 and onwards.

Current Elements of Compensation

The Corporation currently provides a compensation program for executive officers of base salary, and incentive compensation comprised of a non-equity annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs, performance-based RSUs and starting in late 2012, stock options.  The specific weightings of each element of compensation for the period 2010-2013 are set out in the table below:

Elements of Compensation

	Cash Compensation		Share-based Compensation			Percentage	Percentage Long-
			Time-based	Performance-	Stock	Variable	term, at-risk,
	Salary	Bonus	RSUs	based RSUs	Options	Compensation	Compensation
CEO
2010	44%	22%	11%	22%	n/a	55%	33%
2011	40%	20%	20%	20%	n/a	60%	40%
2012	29%	29%	14%	14%	14%	71%	42%
2013	20%	20%	20%	20%	20%	80%	60%

Other Named Executive Officers
2010	44%	22%	11%	22%	n/a	55%	33%
2011	40%	20%	20%	20%	n/a	60%	40%
2012	33%	17%	17%	17%	17%	68%	51%
2013	33%	17%	17%	17%	17%	68%	51%

The Corporation also provides basic perquisites and benefits to its Named Executive Officers on the same basis that they are generally available to all employees. All Named Executive Officers have termination and change of control provisions in their employment agreements as described below. The Corporation does not provide a defined benefit pension plan or a defined contribution pension plan for any of its Named Executive Officers, nor does it have a deferred compensation plan for any of its Named Executive Officers.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each Named Executive Officer for performing the position’s specific responsibilities and is typically determined with general reference to, among other things, base salary at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers.  Increases to base salaries have been awarded as set out in the table below in order to achieve this objective.  Notwithstanding increases to base salary, the Corporation has been placing a greater relative emphasis on long-term, at-risk, share-based compensation as demonstrated by base salary decreasing from approximately 44% to 40% to 33% of a Named Executive Officer’s targeted total compensation in 2010, 2011 and 2012, respectively (other than the CEO whose base salary comprised approximately 29% of his targeted total compensation in 2012), excluding discretionary awards.  For 2013, the CCGC has determined that, in light of the CCGC’s determination in late 2012 to increase total compensation as described above, base salary will remain at the same percentage targets of total compensation as 2012 (other than for the CEO whose base salary will be targeted at 20% of total compensation).

The CCGC has considered, and will consider, the following factors in setting base salaries:

•      the level of responsibility related to each executive officer’s position;

•      the base salaries paid to equivalent executive officers at industry peers generally;

•      the experience of the executive officer; and

•      the executive officer’s overall performance versus established goals and objectives.

The following table sets out base salary changes for the CEO and the range of base salary changes for the Corporation’s other executive officers from 2010 to 2013.

Base Salary Changes

Year	Range of Base Salary Changes for Executive Officers	Salary Change for the CEO
2010	0%-6.6%	6.6%
2011	0%-30.4%(1)	12.5%
2012	4%-20%(2)	11%
2013	0%-17%	10%

Notes

(1)         For the executive officer with the 30.4% increase, the CCGC considered the increased progression of such executive officer.

(2)         In setting base salaries for 2012, the CCGC considered the need to move towards more individualized compensation based on performance.

Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation.

Annual cash bonuses are a short-term variable element of compensation that reward each Named Executive Officer for both corporate and individual performance and are typically determined with reference to pre-set corporate and individual performance objectives.  Annual cash bonuses are intended to fit into the Corporation’s overall compensation objectives by directly linking individual compensation to the performance of both the Corporation and the individual.

Share-based compensation is a long-term, at-risk, variable element of compensation that directly and indirectly aligns the interests of Named Executive Officers with shareholders and encourages retention.  The components of the share-based compensation comprising performance-based RSUs (which are subject to the achievement of pre-determined performance objectives), time-based RSUs (with vesting over a three-year period) and starting in late 2012, stock options (with vesting over a 3-year period and a 10-year term), are elements of compensation that directly tie an executive officer’s compensation to the performance of both the Corporation and the individual over the long term and are determined with reference to certain long-term corporate and individual performance objectives.

Awards of incentive compensation to Named Executive Officers are targeted as a percentage of base salary.  The specific targets for incentive compensation for the period 2010-2013 are set out in the table below.

Incentive Compensation Targets

	Non-equity annual incentive cash bonus target (% of base salary)(1)	Time-based RSUs target (% of base salary)	Performance-based RSUs target (% of base salary)	Stock Options target (% of base salary)(2)
CEO
2010	50%	25%	50%	n/a
2011	50%	50%	50%	n/a
2012	100%	50%	50%	50%
2013(3)	100%	100%	100%	100%

Other Named Executive Officers
2010	50%	25%	50%	n/a
2011	50%	50%	50%	n/a
2012	50%	50%	50%	50%
2013	50%	50%	50%	50%

Notes

(1)         The CCGC determined in 2012 that future annual cash bonuses, if awarded, would be targeted within a range of 0-200% of base salary in order to mitigate excessive risk-taking and limit potential windfalls but that the targets as set out above would be the baseline target for achievement of pre-set personal corporate and personal objectives for the year.

(2)         The CCGC approved the grant of stock options as part of the compensation program starting in 2012.  Previously, stock options had only been used as an incentive when hiring a new employee or in the context of a promotion, transfer or increase in the scope of responsibilities for an existing employee.  Previous grants will not be taken into account when considering annual grants.

(3)         The CCGC approved the increase to the target percentages of long-term, at-risk, share-based compensation for the CEO in order to continue the trend to more individualized compensation for performance and to recognize the overall leadership role of the CEO.

Excluding discretionary awards, incentive compensation comprised approximately 55%, 60% and 68% of total compensation for 2010, 2011 and 2012, respectively (other than the CEO in 2012 whose incentive compensation comprised approximately 71% of his total compensation), with long-term, at-risk, share-based compensation accounting for 60%, 67% and 75% of total incentive compensation in each year (other than the CEO in 2012 whose long-term, at-risk, share-based compensation accounted for 60% of total incentive compensation).  For 2013, the CEO’s long-term, at-risk, share-based compensation is targeted to account for 75% of his total incentive compensation as a result of his updated targets for incentive compensation.

Incentive compensation is awarded up to the targeted percentages set out above on the basis of the achievement of pre-set corporate and personal objectives for the year. These may include both quantitative and qualitative objectives for both the Corporation and the individual Named Executive Officer. For the past three years, the CCGC and Board have set corporate objectives to drive achievement in the areas of growth, performance, margins, governance and succession. These areas have been selected to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. The CEO also sets personal objectives for the Named Executive Officers which are specific to the year and their personal development. The CCGC and Board retain final discretion to award incentive compensation absent attainment of the relevant objectives or to reduce or increase the size of any award or payout. To date, the Board and CCGC have not exercised such discretion.  See, however, “Discretionary Awards”.

For each of 2010, 2011 and 2012, corporate and personal objectives included: growing the Corporation through value-added acquisitions, outperforming internal corporate benchmarks, maintaining margins through containing costs, ensuring good governance through robust asset management and risk control and planning for succession and proper technical depth. The following chart outlines the objectives (which involved both subjective and objective considerations) for each Named Executive Officer and the weighting by importance of each objective to the respective role of each executive officer for each year:

Corporate and Personal Objectives Chart

Weighting for each Named Executive Officer
Objective	Chief Executive Officer	Chief Financial Officer	Chief Legal Officer	Chief Operating Officer	Business Development
Growth	High (20%)	Medium	Medium	High	High
Performance - including comparative benchmarks and market indices	High (20%)	Medium	Medium	Medium	Medium
Margins	High (20%)	High	Low	Medium	Medium
Governance	High (20%)	High	High	Low	Low
Succession	High (20%)	Medium	Medium	Medium	Medium

For 2013, corporate and personal objectives for executive officers (including the CEO) will continue to include those set out in the chart above. The CEO’s objectives will continue to be the same as those for the Corporation. For the CEO, each of the objectives will be weighted as “high” and will be equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC will continue to use both subjective and objective measures for considering each of the corporate objectives set out in the chart above. For growth, the CCGC will consider the number, nature and value of transactions. For performance, the CCGC will consider share price performance, NAV and market capitalization. For margins, the CCGC will consider earnings and revenues against budget and 2012 results and general and administrative expense performance against budget. For governance, the CCGC will consider external rating agency rankings and surveys. For succession, the CCGC will consider progress in developing depth in the organization, the quality of new hires, if any, and assessment of the progression of succession candidates.

Incentive Awards

For 2010 and 2011, the CCGC concluded that the objectives set out above were met by the Corporation and each of the Named Executive Officers and, as a result, the Named Executive Officers received actual incentive compensation awards comprising cash bonuses, time-based RSUs and performance-based RSUs equal to their targeted percentages of base salary. Time-based RSU awards vest annually in equal thirds commencing on the first anniversary of the award date. Performance-based RSUs will vest 100% only three years from the date of the award, if the performance-vesting criteria are met on the measurement date.  Information regarding the performance-vesting criteria for the performance-based RSUs awarded in 2010 and 2011 is set out in the Corporation’s management information circulars dated April 1, 2011 and March 23, 2012, respectively.  Discretionary awards were also approved by the CCGC in each year.  See “Discretionary Awards” below.  See “Summary Compensation Table”.

2012 Performance of CEO: The CEO’s personal objectives were the same as the corporate objectives. As noted in the chart above, for the CEO, each of the objectives was weighted as “high” and was equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC used both subjective and objective measures in considering each of the corporate objectives set out in the chart above and concluded that these corporate objectives were met or exceeded by the Corporation. For growth, the CCGC considered the number, nature and value of closed deals, bids made or pending and initiated transactions. For performance, the CCGC considered increased share price performance, accretion in NAV, increased market capitalization and increased investor relations coverage. For margins, the CCGC considered increases in 2012 earnings and revenues forecasted against budget and 2011 results, and general and administrative expense performance against budget and as a percentage of revenue. For governance, the CCGC considered ratings from external reviewers on financial controls, the results from other external rating agency rankings and surveys, increased internal communications and strategic sessions, and strengthened asset and contract management. For succession, the CCGC considered recruitment of a new chief legal officer, progress in developing depth in the organization, seasoning of the business development team with multiple transactions, the hiring of a new director of business development and progression of succession candidates. Based on the foregoing, the CEO received incentive compensation awards comprising a cash bonus, time-based RSUs, performance-based RSUs and stock options equal to his targeted percentages of base salary. In addition, a C$2.0 million discretionary award pool to the management team was also approved by the CCGC in recognition of a very successful year, including $1.6 billion in new investments and exceptional outperformance against corporate objectives. The Board instructed that the CEO was to receive C$500,000 of the discretionary award. See “Discretionary Awards” below. See “Summary Compensation Table”.

2012 Performance of Named Executive Officers (other than the CEO): Information regarding the CCGC’s assessment on the attainment of corporate objectives is set out above. For personal objectives, the CCGC considered the CEO’s performance reviews of each executive officer against his key responsibilities and specific objectives set at the beginning of 2012. The CCGC concluded that these personal objectives were met or exceeded by each of the Corporation’s executive officers. Based on the foregoing, all of the executive officers received incentive compensation awards comprising cash bonuses, time-based RSUs, performance-based RSUs and stock options equal to their targeted percentages of base salary (other than Mr. Hong who received an award of performance-based RSUs and a pro-rated cash bonus due to his joining the Corporation in December).  In addition, the executive officers received a portion of the overall discretionary award approved by the CCGC. See “Discretionary Awards” below. See “Summary Compensation Table”.

2012 RSU Vesting

Time-based RSUs awarded in December 2012 will vest annually in equal thirds commencing on the first anniversary of the award date.   Performance-based RSUs awarded in December 2012 will vest 100% only three years from the date of the award, if the performance-vesting criteria are met on the measurement date.  The performance-vesting criteria involves five components as follows: (i) growth; (ii) performance; (iii) margins; (iv) governance; and (v) succession, as further set out in the chart above entitled “Corporate and Personal Objectives Chart”. Satisfaction of such criteria for vesting for the 2012-2015 RSUs will be definitively determined by the CCGC at a meeting to consider the matter which will be held in late 2015.

With respect to the second component, being performance, the CCGC has given considerable attention to developing a broadly-based performance index based on external indices (the “2012-2015 RSU Index”) against which to measure the Corporation’s share price performance and thus management’s performance over this three-year period as one of the five components of the vesting criteria. The 2012-2015 RSU Index takes into account the following components: the performance of key commodities underlying the Corporation’s asset portfolio; the performance of certain gold and energy indices; and the performance of reference stock market indices. The relative weighting of the precious metals and energy components within the 2012-2015 RSU Index will be based upon the relative contribution of gold, platinum, palladium and energy to the projected revenues of the Corporation for the life of the RSUs awarded.

The specific components of the 2012-2015 RSU Index, other than the weightings of the various components, for the three-year measurement period from December 12, 2012 through December 12, 2015 have been established by the CCGC. At the end of the measurement period, one of the factors to be weighed is the measuring of the Corporation’s share price performance against the performance of the 2012-2015 RSU Index.

For illustrative purposes, using the relevant figures as at December 31, 2012, the 2012-2015 RSU Index would have been composed of the following items with the following weightings for the fiscal year 2013 (based on the Corporation’s commodity revenue mix as at December 31, 2012 and the Corporation’s 2013 budget):

Commodities

•      London PM gold fix (US$/oz) (30% weighting)

•      London PM Platinum fix (US$/oz) (2% weighting)

•      London PM Palladium fix (US$/oz) (2% weighting)

•      Cushing, Oklahoma West Texas Intermediate oil spot price (US$/bbl) (6% weighting)

Gold and Energy Indices

•      S&P/TSX Global Gold Index (34% weighting)

•      S&P/TSX Capped Energy Index (6% weighting)

General Market Measures

•      S&P/TSX Composite Index (20% weighting)

The relative weighting of the precious metals and energy components, for the commodity prices and the indices, will be based upon the relative contribution of precious metals and energy to the projected revenues of the Corporation for each relevant fiscal year’s results for the three years following the grants as at December 31 in each year.

The CCGC expects that awarded performance-based RSUs would be adjusted if a performance goal or similar condition on which they were based was restated or adjusted.

Discretionary Awards

The Board has the ability to make further discretionary awards when considered appropriate. A discretionary award can consist of cash, options and/or RSUs and is a variable element of compensation that rewards an executive officer for extraordinary performance. Circumstances when such a discretionary award may be considered by the Board could include, when in the Board’s judgment: (a) there has been achievement of exceptional performance or outcomes beyond the targeted achievements previously contemplated by the Corporation’s incentive programs; (b) there is a specific need to recognize a change in the role of or to retain a key executive officer; or (c) previously established base salaries and targeted incentives are not reflective of the current market.

At its December 14, 2010 meeting, the Board approved a total discretionary award pool of approximately C$500,000 in recognition of a successful year and to assist in the final transition to share-based compensation. The Board instructed that the CEO was to receive C$100,000 of the award or 25% of his base salary and that the balance was to be distributed to all of the management team. The other senior executive officers received 25% of their base salary and the balance was awarded to other members of management. These amounts are included for the Named Executive Officers in the Summary Compensation Table below for 2010.

At its December 6, 2011 meeting, the Board approved a total discretionary award pool of approximately C$1.7 million in recognition of a very successful year and to recognize individual accomplishments and performance. The Board instructed that the CEO was to receive C$500,000 of the award and that the balance was to be distributed to members of the management team as agreed upon by the Board. These amounts are included for the Named Executive Officers in the Summary Compensation Table below for 2011.

On December 12, 2012, the Board approved a total discretionary award pool of approximately C$2.0 million in recognition of a very successful year and to recognize individual accomplishments and performance.  The Board instructed that the CEO was to receive C$500,000 of the award and that the balance was to be distributed to members of the management team as agreed upon by the Board.  These amounts are included for the Named Executive Officers in the Summary Compensation Table below for 2012.

Perquisites and Personal Benefits

The Corporation provides credits for perquisites and benefits to its Named Executive Officers, which include health and insurance benefits, as well as basic fitness club memberships and parking. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation. The Corporation has no pension plan or other programs related to retirement funding.

Termination and Change of Control Benefits

Each Named Executive Officer of the Corporation also has termination and change of control provisions in his employment agreement. See “Summary Compensation Table — Discussion of Summary Compensation Table — Employment Agreements” and “Termination and Change of Control Benefits”.  The CCGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders.  The policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities without the prior permission of the Board

Anticipated Changes to Compensation Policies and Practices: The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2013 other than as disclosed in this Circular.

Performance Graphs

The graph below compares the cumulative total return over the 5 years ended December 31, 2012 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming a C$100 investment was made on December 31, 2007 and that all dividends had been reinvested.

Comparison of Cumulative Total Shareholder Return
on a $100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

The compensation of Named Executive Officers (as defined below) has now occurred for five years. The graph below compares the percentage change in the Corporation’s total shareholder return on a C$100 investment in common shares to the average executive compensation for the period commencing January 1, 2008 and ending December 31, 2012. The graph below assumes that all dividends had been reinvested.

Over the five-year period ended December 31, 2012, an investment in the Corporation has resulted in an average annual return on the investment of greater than 30%, significantly outperforming the market as set out in the graph above. During this period, discretionary awards were approved in recognition of such exceptional performance. Over the same five-year period, the trend of executive compensation has been aligned with total shareholder returns but at a significantly lower rate (inclusive of and exclusive of discretionary awards) as set out in the graph below.

Comparison of Cumulative Total Shareholder Return
on a $100 Investment in Common Shares
of the Corporation and Average Executive Compensation

Notes

(1)   Average compensation has been calculated with reference to the total compensation for Mr. Harquail, the previous Chief Financial Officer for 2008 and 2009 and Mr. Rana for 2010, 2011 and 2012, Mr. Waterman, Mr. Brink and the previous Chief Legal Officers for 2008-2011 and Mr. Hong for 2012, but excludes (i) option-based awards to the previous Chief Financial Officer, Mr. Rana, the previous Chief Legal Officer and Mr. Hong at commencement of employment, and (ii) a signing bonus to the previous Chief Financial Officer, and includes (i) share-based awards to the previous Chief Financial Officer which were cancelled upon his resignation, and (ii) full annual salary for Mr. Rana and the previous Chief Legal Officer for 2010 (although both joined the Corporation in April 2010) and Mr. Hong for 2012 (although Mr. Hong  joined the Corporation in December 2012).

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 — Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 — Continuous Disclosure Obligations) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2012, 2011 and 2010 in respect of the CEO, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation. Collectively, these individuals are referred to as the “Named Executive Officers”.

The Corporation is required to report compensation using the same currency that it uses in its financial statements which is U.S. dollars. Unless otherwise indicated, all dollar amounts in this Statement of Executive Compensation are in U.S. dollars. The Corporation’s share price on the TSX is denoted in Canadian dollars and in some circumstances, where appropriate, such amounts have not been converted to U.S. dollars.

Summary Compensation Table

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)		Annual incentive plans		Long- term incentive plans	All other compensation(1) ($)	Total compensation($)
David Harquail	2012(2)	$501,850	$507,398	(3)(4)	$507,182	(5)	$1,003,700	(6)	Nil	$18,765	$2,538,895
President and Chief Executive Officer	2011(7)	$455,265	$444,813	(8)(9)	Nil		$733,483	(10)	Nil	$16,938	$1,650,499
	2010(11)	$389,480	$292,707	(12)(13)	Nil		$292,110	(14)	Nil	$17,208	$991,505

Sandip Rana	2012(2)	$301,110	$304,348	(3)(4)	$152,142	(5)	$401,480	(6)	Nil	$12,032	$1,171,112
Chief Financial Officer(15)	2011(7)	$252,925	$247,137	(8)(9)	Nil		$354,095	(10)	Nil	$11,032	$865,189
	2010(11)	$155,086	$168,743	(12)(13)	$2,511,706	(16)	$131,450	(14)	Nil	$8,382	$2,975,367

Geoff Waterman	2012(2)	$270,999	$273,891	(3)(4)	$136,935	(5)	$336,240	(6)	Nil	$16,375	$1,034,440
Chief Operating Officer	2011(7)	$257,984	$252,007	(8)(9)	Nil		$202,340	(10)	Nil	$14,180	$726,511
	2010(11)	$223,951	$168,743	(12)(13)	Nil		$167,963	(14)	Nil	$15,569	$576,226

Paul Brink	2012(2)	$351,294	$355,111	(3)(4)	$177,506	(5)	$677,498	(6)	Nil	$11,395	$1,572,804
Senior Vice President, Business Development	2011(7)	$303,510	$296,514	(8)(9)	Nil		$505,850	(10)	Nil	$11,498	$1,117,372
	2010(11)	$223,951	$168,754	(12)(13)	Nil		$167,963	(14)	Nil	$13,544	$574,212

Lloyd Hong	2012(2)	$20,074	$121,773	(4)	$1,427,992	(18)	$20,074	(6)	Nil	Nil	$1,589,913
Chief Legal Officer & Corporate Secretary(17)

Notes

(1)	Includes all perquisites, including health and insurance benefits in all cases, C$100 or less per month for fitness club memberships in some cases and parking costs in some cases.
(2)

Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officer was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 1.0037, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2012. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$500,000, Mr. Rana C$300,000, Mr. Waterman C$270,000, Mr. Brink C$350,000 and Mr. Hong C$240,000.

(3)

Represents time-based RSUs awarded on December 12, 2012 in respect of 2012 performance which will vest annually in equal thirds commencing on the first anniversary of the award date. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 12, 2012, which was C$55.58 per share. The rate used for currency translation into U.S. dollars was 1.0148, which was the Bank of Canada noon rate on December 12, 2012.

(4)

Represents performance-based RSUs awarded on December 12, 2012 which will vest on December 12, 2015 upon satisfaction of certain performance criteria as described in “Elements of Compensation — Share Compensation Plan — Restricted Share Units — Vesting” above. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 12, 2012, which was C$55.58 per share. The rate used for currency translation into U.S. dollars was 1.0148, which was the Bank of Canada noon rate on December 12, 2012.

(5)

Represents stock options awarded on December 12, 2012 which will vest annually in equal thirds commencing on the first anniversary of the award date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options) with the following weighted-average assumptions: risk-free rate — 1.29%; life — 4 years; volatility — 33.48%; and dividend yield of 1.07%. The rate used for currency translation into U.S. dollars was 1.0148, which was the Bank of Canada noon rate on December 12, 2012.

(6)

Includes a targeted cash bonus of 50% of base salary (100% in the case of the CEO) and discretionary awards approved on December 12, 2012 by the Board of C$500,000 for the CEO, C$250,000 for the Chief Financial Officer, C$200,000 for the Chief Operating Officer, C$500,000 for the Senior Vice President, Business Development and C$10,000 for the Chief Legal Officer. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(7)

Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officer was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 1.0117, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2011. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$450,000, Mr. Rana C$250,000, Mr. Waterman C$255,000 and Mr. Brink C$300,000.

(8)

Represents time-based RSUs awarded on December 6, 2011 in respect of 2011 performance which will vest annually in equal thirds commencing on the first anniversary of the award date. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 6, 2011, which was C$42.48 per share. The rate used for currency translation into U.S. dollars was 0.9884, which was the Bank of Canada noon rate on December 6, 2011.

(9)

Represents performance-based RSUs awarded on December 6, 2011 which will vest on December 6, 2014 upon satisfaction of certain performance criteria as described in the Corporation’s information circular dated March 23, 2012. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 6, 2011, which was C$42.48 per share. The rate used for currency translation into U.S. dollars was 0.9884, which was the Bank of Canada noon rate on December 6, 2011.

(10)

Includes a targeted cash bonus of 50% of base salary and discretionary awards approved on December 6, 2011 by the Board of C$500,000 for the CEO, C$225,000 for the Chief Financial Officer, C$72,500 for the Chief Operating Officer and C$350,000 for the Senior Vice President, Business Development. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(11)

Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officer was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.9737, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2010. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$400,000, Mr. Rana C$230,000, Mr. Waterman C$230,000 and Mr. Brink C$230,000.

(12)

Represents time-based RSUs awarded on May 22, 2010 in respect of 2010 performance which will vest annually in equal thirds commencing on the first anniversary of the award date. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of May 22, 2010, which was C$31.39 per share. The rate used for currency translation into U.S. dollars was 0.9461, which was the Bank of Canada noon rate on May 21, 2010.

(13)

Represents performance-based RSUs awarded on December 23, 2010 which will vest on December 23, 2013 upon satisfaction of certain performance criteria as described in the Corporation’s information circular dated April 1, 2011. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of December 23, 2010, which was C$33.20 per share. The rate used for currency translation into U.S. dollars was 0.9906, which was the Bank of Canada noon rate on December 23, 2010.

(14)

Includes a targeted cash bonus of 50% of base salary and discretionary awards approved on December 14, 2010 by the Board of C$100,000 for the CEO, C$20,000 for the Chief Financial Officer, C$57,500 for the Chief Operating Officer and C$57,500 for the Senior Vice President, Business Development. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(15)	Mr. Rana joined effective April 22, 2010.
(16)

Value of stock options granted at inception of employment. The fair value of stock options granted was calculated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate — 2.66%; life — 4 years; volatility — 55.27%; and dividend yield of 0.956%. The rate used for currency translation into U.S. dollars was 0.9461, which was the Bank of Canada noon rate on May 21, 2010.

(17)	Mr. Hong joined effective December 1, 2012.
(18)

Value of stock options granted at inception of employment. The fair value of stock options granted was calculated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate — 1.29%; life — 4 years; volatility — 33.48%; and dividend yield of 1.07%. The rate used for currency translation into U.S. dollars was 1.0135, which was the Bank of Canada noon rate on December 11, 2012.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

David Harquail - The Corporation entered into an employment agreement effective January 1, 2010, for Mr. Harquail, as President and CEO, to receive a base salary of C$400,000 per year, subject to an annual review by the CCGC which may increase such base salary in its sole discretion. Mr. Harquail is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives and has agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.  Mr. Harquail is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. In addition, Mr. Harquail is eligible to participate in the Share Compensation Plan.  Mr. Harquail received an initial grant of 500,000 options in 2007 in accordance with his original employment agreement which was replaced by the 2010 agreement.

Sandip Rana - The Corporation entered into an employment agreement effective April 22, 2010, for Mr. Rana, as Chief Financial Officer, to receive a base salary of C$230,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Mr. Rana is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Rana is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. In addition, Mr. Rana is eligible to participate in the Share Compensation Plan. Mr. Rana received an initial grant of 200,000 options in 2010 in accordance with his employment agreement. In respect of fiscal 2010, notwithstanding the date of his employment agreement, Mr. Rana was entitled to a bonus as if he had made a full year contribution for both cash and share compensation under the Corporation’s incentive compensation plans and the Share Compensation Plan.

Geoff Waterman - The Corporation entered into an employment agreement effective May 1, 2010, for Mr. Waterman, as Chief Operating Officer, to receive a base salary of C$230,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion.  Mr. Waterman is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Waterman is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.  In addition, Mr. Waterman is eligible to participate in the Share

Compensation Plan. Mr. Waterman received an initial grant of 350,000 options in 2007 in accordance with his original employment agreement which was replaced by the 2010 agreement.

Paul Brink - The Corporation entered into an employment agreement effective May 1, 2010,  for Mr. Brink, as Senior Vice President, Business Development, to receive a base salary of C$230,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Mr. Brink is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives.  Mr. Brink is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.  In addition, Mr. Brink is eligible to participate in the Share Compensation Plan.  Mr. Brink received an initial grant of 225,000 options in 2007 in accordance with his original employment agreement which was replaced by the 2010 agreement.

Lloyd Hong - The Corporation entered into an employment agreement effective December 1, 2012, for Mr. Hong, as Chief Legal Officer & Corporate Secretary (effective from December 14, 2012), to receive a base salary of C$240,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Mr. Hong is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Hong is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. In addition, Mr. Hong is eligible to participate in the Share Compensation Plan. Mr. Hong received an initial grant of 100,000 options in 2012 in accordance with his employment agreement.

The employment agreements for Messrs. Harquail, Rana, Waterman and Brink were amended in March 2013, to conform to the form of agreement entered into with Mr. Hong.  The amendments consisted of amendments of a “housekeeping nature” and amendments to reflect the practices adopted by the CCGC in relation to long-term, at-risk, share-based compensation since the entering into of the 2010 employment agreements.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the Named Executive Officers’ employment agreements, see “Termination and Change of Control Benefits” below.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of the executive officer’s then current base salary, depending on the executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the higher of (i) the acquisition cost of such common shares and RSUs; and (ii) the current market value of the common shares held and of the RSUs.   The following table summarizes the equity investment in the Corporation of each Named Executive Officer as at March 20, 2013 (including ownership requirements for 2013 and onwards).

Equity Investment Summary

		Equity Ownership as at March 20, 2013		Equity Ownership as at March 20, 2012		Net Changes in Equity Ownership		Value of Equity		Additional
Name	Ownership Requirement(1)	Common Shares	RSUs	Common Shares	RSUs	Common Shares	RSUs	Investment at March 20, 2013(2)		Required Investment
David Harquail	3 times / C$1,650,000	1,235,086	25,907	1,226,060	30,737	9,026	(4,830)	C$	66,277,862	Nil
Sandip Rana	2 times / C$700,000	11,213	14,379	616	10,580	10,597	3,799	C$	1,161,365	Nil
Geoff Waterman	2 times / C$600,000	152,220	14,553	111,231	17,686	40,989	(3,133)	C$	7,568,159	Nil
Paul Brink	2 times / C$800,000	181,035	16,855	176,210	18,704	4,825	1,849	C$	8,980,248	Nil
Lloyd Hong	2 times / C$480,000	Nil	2,159	N/A	N/A	—	—	C$	97,975	C$	382,025

Notes

(1)   2013 base salaries have been set as follows: C$550,000 for Mr. Harquail; C$350,000 for Mr. Rana; C$300,000 for Mr. Waterman; C$400,000 for Mr. Brink; and C$240,000 for Mr. Hong.

(2)   The closing price of the common shares on the TSX on March 20, 2013 was C$45.38 per share.

Other Information

There were no repricings during the financial year ended December 31, 2012. During the financial year ended December 31, 2012, no changes were made to the Share Compensation Plan (as defined below).

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the Restricted Share Unit Plan (as defined below) and the Share Compensation Plan. During 2009, an aggregate of 34,713 performance-based RSUs were awarded to the Named Executive Officers, which vested on November 26, 2012 upon the satisfaction of certain performance criteria. During 2010, an aggregate of 31,944 RSUs were awarded to the Named Executive Officers, being 16,593 performance-based RSUs which will vest on December 23, 2013 upon satisfaction of certain performance criteria and 15,351 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being May 22, 2010). During 2011, an aggregate of 29,544 RSUs were awarded to Named Executive Officers, being 14,772 performance-based RSUs which will vest on December 6, 2014 upon satisfaction of certain performance criteria and 14,772 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 6, 2011).  During 2012, an aggregate of 27,703 RSUs were awarded to the Named Executive Officers, being 14,931 performance-based RSUs which will vest on December 12, 2015 upon satisfaction of certain performance criteria and 12,772 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 12, 2012).

The only awards of options reported in the Summary Compensation Table above are as follows: (i) an award of stock options to Sandip Rana pursuant to his employment agreement in 2010 (an aggregate of 200,000 stock options were awarded, at an exercise price of C$31.39, vesting over a three-year period); (ii) an award of stock options to Lloyd Hong pursuant to his employment agreement in 2012 (an aggregate of 100,000 stock options were awarded, at an exercise price of C$55.38, vesting over a three-year period); and (iii) an award of stock options to Messrs. Harquail, Rana, Waterman and Brink in accordance with the determination by the CCGC to include stock options as part of the annual incentive compensation program starting late in 2012 as more particularly described above (an aggregate of 67,876 options were awarded, at an exercise price of C$55.58, vesting over a three-year period).

167,876 options were granted to Named Executive Officers in 2012 and, therefore, the option grant rate in 2012 as a percentage of the number of common shares outstanding was 0.11%.

The total cost of Named Executive Officer compensation in 2012 as a percentage of Adjusted EBITDA was 2.27% and of market performance plus dividends (as a measure of shareholder returns) was 0.20%.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
											Market or
											payout
									Market or		value
							Number of		payout value		of vested
	Number of						shares or		of share-		share-
	securities					Value of	units of		based		based
	underlying		Option			unexercised	shares that		awards that		awards not
	unexercised		exercise		Option	in-the-money	have not		have not		paid out or
	options		price		expiration	options(1)	vested		vested		distributed
Name	(#)		($)		date	($)	(#)		($)		($)
David Harquail	300,000	(2)	C$	15.20	Dec 1, 2017	$12,537,617	2,059	(3)	$117,506	(4)	Nil
	35,353	(13)	C$	55.58	Dec 12, 2022	$40,228	6,024	(6)	$343,787	(7)
							3,531	(8)	$201,513	(9)
							5,297	(10)	$302,298	(11)
							4,498	(14)	$256,699	(15)
							4,498	(16)	$256,699	(17)

Sandip Rana	150,000	(5)	C$	31.39	May 22, 2020	$3,827,923	615	(3)	$35,098	(4)	Nil
	10,605	(13)	C$	55.58	Dec 12, 2022	$12,791	3,463	(6)	$197,632	(7)
							1,962	(8)	$111,971	(9)
							2,943	(10)	$167,956	(11)
							2,698	(14)	$153,974	(15)
							2,698	(16)	$153,974	(17)

Geoff Waterman	200,000	(2)	C$	15.20	Dec 1, 2017	$8,358,412	1,232	(3)	$70,310	(4)	Nil
	9,545	(13)	C$	55.58	Dec 12, 2022	$11,512	3,463	(6)	$197,632	(7)
							2,001	(8)	$114,196	(9)
							3,001	(10)	$171,266	(11)
							2,428	(14)	$138,565	(15)
							2,428	(16)	$138,565	(17)

Paul Brink	75,000	(2)	C$	15.20	Dec 1, 2017	$3,134,404	1,211	(3)	$69,111	(4)	Nil
	12,373	(13)	C$	55.58	Dec 12, 2022	$14,923	3,463	(6)	$197,632	(7)
							2,354	(8)	$134,342	(9)
							3,531	(10)	$201,513	(11)
							3,148	(14)	$179,655	(15)
							3,148	(16)	$179,655	(17)

Lloyd Hong	100,000	(12)	C$	55.38	Dec 11, 2022	$140,714	2,159	(16)	$123,213	(17)	Nil

Notes

(1)   The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

(2)   These options vested over a three-year period from their grant date of December 1, 2007.

(3)   Represents time-based RSUs awarded on May 22, 2010, which shall vest annually in equal thirds commencing on the first anniversary of the award date.  One-third of the original grant of RSUs remains unvested.

(4)   The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value (i.e. the value of the total grant of RSUs as of the award date of May 22, 2010) was as follows: Mr. Harquail - $183,504, Mr. Rana - $54,852, Mr. Waterman - $109,705 and Mr. Brink - $107,834, using the 5-day weighted average price on the TSX prior to such award date, which was C$31.39 per share, and the Bank of Canada noon rate of 0.9461 on May 21, 2010.

(5)   These options vest over a three-year period from their grant date of May 22, 2010.

(6)   Represents performance-based RSUs awarded on December 23, 2010, which shall vest on December 23, 2013 upon the satisfaction of certain performance criteria as described in the Corporation’s information circular dated April 1, 2011 .

(7)   The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value (i.e. the value as of the award date of December 23, 2010) was as follows: Mr. Harquail -

$198,117, Mr. Rana - $113,891, Mr. Waterman - $113,891 and Mr. Brink - $113,891, using the 5-day weighted average price on the TSX prior to such award date, which was C$33.20 per share, and the Bank of Canada noon rate of 0.9906 on such award date.

(8)

Represents time-based RSUs awarded on December 6, 2011, which shall vest annually in equal thirds commencing on the first anniversary of the award date. Two-thirds of the original grant of RSUs remains unvested.

(9)

The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value (i.e. the value of the total grant of RSUs as of the award date of December 6, 2011) was as follows: Mr. Harquail - $222,406, Mr. Rana - $123,568, Mr. Waterman - $126,004 and Mr. Brink - $148,257, using the 5-day weighted average price on the TSX prior to such award date, which was C$42.48 per share, and the Bank of Canada noon rate of 0.9884 on December 6, 2011.

(10)

Represents performance-based RSUs awarded on December 6, 2011, which shall vest on December 6, 2014 upon the satisfaction of certain performance criteria as described in the Corporation’s information circular dated March 23, 2012 .

(11)

The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value (i.e. the value as of the award date of December 6, 2011) was as follows: Mr. Harquail - $222,406, Mr. Rana - $123,568, Mr. Waterman - $126,004 and Mr. Brink - $148,257, using the 5-day weighted average price on the TSX prior to such award date, which was C$42.48 per share, and the Bank of Canada noon rate of 0.9884 on December 6, 2011.

(12)	These options vest over a three-year period from their grant date of December 11, 2012.
(13)	These options vest over a three-year period from their grant date of December 12, 2012.
(14)	Represents time-based RSUs awarded on December 12, 2012, which shall vest annually in equal thirds commencing on the first anniversary of the award date.
(15)

The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value (i.e. the value as of the award date of December 12, 2012) was as follows: Mr. Harquail - $253,699, Mr. Rana - $152,174, Mr. Waterman - $136,945 and Mr. Brink - $177,555, using the 5-day weighted average price on the TSX prior to such award date, which was C$55.58 per share, and the Bank of Canada noon rate of 1.0148 on December 12, 2012.

(16)

Represents performance-based RSUs awarded on December 12, 2012, which shall vest on December 12, 2015 upon the satisfaction of certain performance criteria as described in “Elements of Compensation — 2012 RSU Vesting” above.

(17)

The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value (i.e. the value as of the award date of December 12, 2012) was as follows: Mr. Harquail - $253,699, Mr. Rana - $152,174, Mr. Waterman - $136,945, Mr. Brink - $177,555 and Mr. Hong - $121,773, using the 5-day weighted average price on the TSX prior to such award date, which was C$55.58 per share, and the Bank of Canada noon rate of 1.0148 on December 12, 2012.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
David Harquail	Nil		$756,767	(1)	$1,003,700
Sandip Rana	$646,353	(2)	$79,621	(3)	$401,480
Geoff Waterman	Nil		$436,623	(4)	$336,240
Paul Brink	Nil		$445,637	(5)	$677,498
Lloyd Hong	Nil		Nil		$20,074

Notes

(1)

Represents 10,000 performance-based RSUs (which were awarded on November 26, 2009 and vested on November 26, 2012 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated April 7, 2010 had been satisfied), 2,060 time-based RSUs which were awarded on May 22, 2010 and vested on May 22, 2012 and 1,766 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2012 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on May 22, 2010 and December 6, 2011, respectively). The value vested was calculated using the closing price of the common shares on the TSX on May 22, 2012, November 26, 2012 and December 6, 2012 which were C$41.27, C$57.20 and C$55.23 per share, respectively. The rate used for currency translation into U.S. dollars was 0.9813, 1.0051 and 1.0091 which were the Bank of Canada noon rates on May 22, 2012, November 26, 2012 and December 6, 2012, respectively.

(2)

The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on May 22, 2012, which was C$41.27 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9813, which was the Bank of Canada noon rate on May 22, 2012.

(3)

Represents 616 time-based RSUs which were awarded on May 22, 2010 and vested on May 22, 2012 and 981 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2012 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on May 22, 2010 and December 6, 2011, respectively). The value vested was calculated using the closing price of the common shares on the TSX on May 22, 2012 and December 6, 2012 which were C$41.27 and C$55.23 per share, respectively. The rate used for currency translation into U.S. dollars was 0.9813 and 1.0091 which were the Bank of Canada noon rates on May 22, 2012 and December 6, 2012, respectively.

(4)

Represents 5,758 performance-based RSUs (which were awarded on November 26, 2009 and vested on November 26, 2012 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated April 7, 2010 had been satisfied), 1,231 time-based RSUs which were awarded on May 22, 2010 and vested on May 22, 2012 and 1,000 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2012 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on May 22, 2010 and December 6, 2011, respectively). The value vested was calculated using the closing price of the common shares on the TSX on May 22, 2012, November 26, 2012 and December 6, 2012 which were C$41.27, C$57.20 and C$55.23 per share, respectively. The rate used for currency translation into U.S. dollars was 0.9813, 1.0051 and 1.0091 which were the Bank of Canada noon rates on May 22, 2012, November 26, 2012 and December 6, 2012, respectively.

(5)

Represents 5,758 performance-based RSUs (which were awarded on November 26, 2009 and vested on November 26, 2012 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated April 7, 2010 had been satisfied), 1,210 time-based RSUs which were awarded on May 22, 2010 and vested on May 22, 2012 and 1,177 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2012 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on May 22, 2010 and December 6, 2011, respectively). The value vested was calculated using the closing price of the common shares on the TSX on May 22, 2012, November 26, 2012 and December 6, 2012 which were C$41.27, C$57.20 and C$55.23 per share, respectively.

The rate used for currency translation into U.S. dollars was 0.9813, 1.0051 and 1.0091 which were the Bank of Canada noon rates on May 22, 2012, November 26, 2012 and December 6, 2012, respectively.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)		Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
David Harquail	200,000	C$	7,983,295	300,000/35,353	$12,537,617/$40,228
Sandip Rana	50,000	C$	1,321,150	83,334/77,271	$2,126,641/$1,714,073
Geoff Waterman	100,000	C$	3,846,160	200,000/9,545	$8,358,412/$11,512
Paul Brink	37,500	C$	1,422,195	75,000/12,373	$3,134,404/$14,923
Lloyd Hong	Nil	Nil		0/100,000	$0/$140,714

Notes

(1)         The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.  The aggregate value provided for Messrs. Rana and Waterman is provided for illustrative purposes only as Messrs. Rana and Waterman only sold 41,000 and 67,000, respectively of the common shares underlying their options.

(2)         The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis and below under “Other Information - Share Compensation Plan”. An aggregate of 387,500 outstanding stock options held by Named Executive Officers were exercised during the financial year ended December 31, 2012.

As indicated above, for 2013, incentive compensation will consist of an award of a cash bonus, time-based RSUs, performance-based RSUs and stock options which in the aggregate will be targeted at 200% of base salary (other than for the CEO, who will have a target of 400% of base salary). For illustrative purposes, if all pre-set corporate and personal objectives for 2013 are met, in 2013 cash bonuses, time-based RSUs, stock options and performance-based RSUs will be awarded as follows:

Illustrative Incentive Compensation

Name	Target 2013 Cash Bonus		Target 2013 Time- Based RSUs		Target 2013 Stock Options		Target 2013 Performance-Based RSUs
David Harquail	C$	550,000	C$	550,000	C$	550,000	C$	550,000
Sandip Rana	C$	175,000	C$	175,000	C$	175,000	C$	175,000
Geoff Waterman	C$	150,000	C$	150,000	C$	150,000	C$	150,000
Paul Brink	C$	200,000	C$	200,000	C$	200,000	C$	200,000
Lloyd Hong	C$	120,000	C$	120,000	C$	120,000	C$	120,000

Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Corporation that provides for payments at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such Named Executive Officers’ responsibilities.

If a Named Executive Officer is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), the individual will be entitled to a lump sum payment equal to his base salary at the time of termination or resignation, as applicable, for the “compensation period” (see below). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the compensation period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the Named Executive Officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

(a)                                 changes in a Named Executive Officer’s duties or status, including a material change to the Named Executive Officer’s reporting relationship;

(b)                                 a change in aggregate compensation which would include annual base salary and the Named Executive Officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

(c)                                  failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

(d)                                 the Corporation requiring the Named Executive Officer to relocate; and

(e)                                  failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2012, the applicable compensation period (relevant for both base salary and continued participation in the Corporation’s benefits plans), the amounts payable and the value of options vested as of such date would have been as follows:

Illustrative Termination Amounts

Name	Compensation period	Aggregate amount payable for base salary		Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)
David Harquail	24 months	C$	1,000,000	$37,530	$12,537,617
Sandip Rana	24 months	C$	600,000	$24,064	$2,126,641
Geoff Waterman	24 months	C$	540,000	$32,751	$8,358,412
Paul Brink	24 months	C$	700,000	$22,790	$3,134,404
Lloyd Hong	24 months	C$	480,000	Nil	Nil

Notes

(1)         The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)         The value of stock options vested as of December 31, 2012 was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

The Named Executive Officers have “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the Named Executive Officer is terminated without cause or resigns for “good reason” within the twelve month period following the “change of control”, the Corporation is required to provide to the Named Executive Officer a lump sum payment of a multiple of the Named Executive Officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control”; and (ii) the grant date dollar value of all deferred share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the Named Executive Officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the Named Executive Officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time. In addition, under the terms of the original Option Plan (as defined below), all options issued thereunder vest immediately upon a “change of control” (as defined in the Option Plan) and Named Executive Officers will have 30 days after receiving notice thereof to exercise their options. Under the terms of the Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the Named Executive Officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2012 following a “change of control”, the applicable multiple, the amount payable based on base salary and bonus actually received for 2012, the specified period for benefits, the amount payable for benefits, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control) would have been as follows:

Illustrative “Change of Control” Amounts

Name	Multiple	Aggregate amount payable for base salary and bonus	Compensation period	Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)	Share-based awards - Value vested(3)
David Harquail	2 times	$5,040,260	24 months	$37,530	$12,577,845	$1,478,502
Sandip Rana	1.5 times	$1,738,620	18 months	$18,048	$3,840,714	$820,605
Geoff Waterman	1.5 times	$1,527,098	18 months	$24,563	$8,369,924	$830,634
Paul Brink	1.5 times	$2,342,114	18 months	$17,093	$3,149,327	$961,908
Lloyd Hong(4)	1.5 times	$1,270,592	18 months	Nil	$140,714	$123,213

Notes

(1)        The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)         The value of stock options vested as of December 31, 2012 (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the Option Plan/Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

(3)         The value of RSUs vested as of December 31, 2012 (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control as provided or permitted for in the Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

(4)         The amounts shown for Mr. Hong assume incentive compensation as if he had made a full year contribution for both cash and share compensation.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Director Compensation Table

Name	Fees earned(1) ($)		Share- based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Pierre Lassonde	$90,333	(4)	$2,080	Nil	Nil	Nil	$92,413
Derek Evans	$45,167		$2,151	Nil	Nil	Nil	$47,318
Graham Farquharson	$45,167		$2,275	Nil	Nil	Nil	$47,442
Louis Gignac	$45,167		$1,485	Nil	Nil	Nil	$46,652
Randall Oliphant	$60,222	(5)	Nil	Nil	Nil	Nil	$60,222
David Peterson	$55,204	(6)	$2,679	Nil	Nil	Nil	$57,883

Notes

(1)         For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart below under “Deferred Share Unit Plan”. Fees paid or payable to the directors were payable in Canadian dollars as follows: Mr. Lassonde — C$90,000, Mr. Evans — C$45,000, Mr. Farquharson — C$45,000, Mr. Gignac — C$45,000, Mr. Oliphant — C$60,000 and Mr. Peterson — C$55,000. The rate used for currency translation into U.S. dollars was 1.0037, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2012.

(2)         This represents the grant date fair value of the dividend equivalents credited under the DSU Plan in U.S. dollars based on the Bank of Canada noon rate on the date such DSUs were issued.

(3)         Reimbursement to each of the directors for expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

(4)         Fees earned include C$45,000 in annual fees and C$45,000 in fees for serving as the Chair of the Board.

(5)         Fees earned include C$45,000 in annual fees and C$15,000 in fees for serving as the Chair of the ARC.

(6)         Fees earned include C$45,000 in annual fees and C$10,000 in fees for serving as Chair of the CCGC.

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

Compensation for non-executive directors of the Corporation has been set at C$45,000 per director per year (the “Annual Retainer”). Directors do not receive additional compensation for attending Board or committee meetings. In addition, the Chair of the Board receives additional compensation of C$45,000 per year, the chair of the ARC receives additional compensation of C$15,000 per year and the chair of the CCGC receives additional compensation of C$10,000 per year. The foregoing fees are collectively referred to as “Board Fees”. Directors are also be reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board Fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board Fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board Fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board Fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board Fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date, by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the CCGC to award DSUs (“Award DSUs”) to directors as compensation beyond Board Fees. This flexibility under the DSU Plan is intended to permit the CCGC to compensate directors for any special projects required by the Board or its committees. However, to date no Award DSUs have been awarded to directors under these provisions of the DSU Plan. Under the DSU Plan, the CCGC is authorized to determine when Award DSUs will be awarded, the number of Award DSUs to be awarded, the vesting criteria for each award of Award DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise, Award DSUs awarded under the Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of Award DSUs. The DSU Plan also provides that: (i) where a participant’s termination of Board service is as a result of death, all unvested Award DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested Award DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1 of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1 of the calendar year commencing after the date of termination of Board service of the Participant.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation.

The following chart outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2012 and the total DSUs accumulated during the year ended December 31, 2012.

Director Fee/DSUs Breakdown

Name	Fees earned(1) ($)	Election percentage (%)	Total fees paid in cash ($)	Total fees accrued in cash ($)	Total fees credited in DSUs ($)	Number of DSUs (#)(2)	Dividend Equivalents (#)(2)	Total DSUs(2)
Pierre Lassonde	$90,333	20%	$36,133	$36,133	$18,067	398	42	440
Derek Evans	$45,167	100%	Nil	Nil	$45,167	995	43	1,038
Graham Farquharson	$45,167	100%	Nil	Nil	$45,167	995	46	1,041
Louis Gignac	$45,167	50%	$11,292	$11,292	$22,583	497	30	527
Randall Oliphant	$60,222	0%	$30,111	$30,111	Nil	Nil	Nil	Nil
David Peterson	$55,204	100%	Nil	Nil	$55,204	1,216	54	1,270

Notes

(1)         Fees paid or payable to the directors were payable in Canadian dollars. The rate used for currency translation into U.S. dollars was 1.0037, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2012.

(2)         Fractional DSUs have been rounded.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of a director at any time, the value of common shares and DSUs under the DSU Plan held by such director will be based on the higher of: (i) the acquisition cost of such common shares and DSUs; and (ii) the current market value of the common shares held and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2012, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by individual directors as at March 20, 2013.

Equity Investment Summary

	Equity Ownership as at March 20, 2013		Equity Ownership as at March 20, 2012		Net Changes in Equity Ownership		Value of Equity		Additional
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	Investment at March 20, 2013(1)		Required Investment
Pierre Lassonde	2,710,770	4,424	3,044,247	4,091	(333,477)	333	C$	123,215,504	Nil
Derek Evans	4,000	4,868	4,000	4,088	Nil	780	C$	402,430	Nil
Graham Farquharson	76,630	5,118	76,630	4,336	Nil	782	C$	3,709,724	Nil
Louis Gignac	10,000	3,270	75,000	2,874	(65,000)	396	C$	602,193	Nil
Randall Oliphant	75,000	Nil	75,000	Nil	Nil	Nil	C$	3,403,500	Nil
David Peterson	40,000	6,047	65,000	5,093	(25,000)	954	C$	2,089,613	Nil

Notes

(1)         The closing price of the common shares on the TSX on March 20, 2013 was C$45.38 per share.

Other Information

There were no repricings during the financial year ended December 31, 2012. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2012. No awards of Awards DSUs (as opposed to Conversion DSUs) were made under the DSU Plan during the financial year ended December 31, 2012.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share- based awards that have not vested(5) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Pierre Lassonde	175,000	(2)	C$	15.20	Dec. 1, 2017	$7,313,610	155	$8,846	Nil
Derek Evans	75,000	(3)	C$	18.91	Aug. 21, 2018	$2,854,735	116	$6,620	Nil
Graham Farquharson	75,000	(2)	C$	15.20	Dec. 1, 2017	$3,134,404	129	$7,362	Nil
Louis Gignac	75,000	(2)	C$	15.20	Dec. 1, 2017	$3,134,404	95	$5,422	Nil
Randall Oliphant	25,000	(2)	C$	15.20	Dec. 1, 2017	$1,044,801	Nil	Nil	Nil
David Peterson	75,000	(2)	C$	15.20	Dec. 1, 2017	$3,134,404	163	$9,302	Nil

Notes

(1)         The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

(2)         These options vested over a three-year period from their grant date of December 1, 2007.

(3)         These options vested over a three-year period from their grant date of August 21, 2008.

(4)         This is the number of dividend equivalents credited under the DSU Plan since its inception.

(5)         The market or payout value as at December 31, 2012 was calculated using the closing price on the TSX of C$56.78 per share and the Bank of Canada noon rate on that day of 1.0051. The grant date fair value of the dividend equivalents credited under the DSU Plan was as follows: Mr. Lassonde - $5,277, Mr. Evans - $4,364, Mr. Farquharson - $4,730, Mr. Gignac - $3,320, Mr. Oliphant - Nil and Mr. Peterson - $5,440.

Incentive Plan Awards — Value Vested or Earning During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Pierre Lassonde	Nil	Nil	Nil
Derek Evans	Nil	Nil	Nil
Graham Farquharson	Nil	Nil	Nil
Louis Gignac	Nil	Nil	Nil
Randall Oliphant	Nil	Nil	Nil
David Peterson	Nil	Nil	Nil

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)		Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Pierre Lassonde	Nil	Nil		175,000/Nil	$7,313,610/Nil
Derek Evans	Nil	Nil		75,000/Nil	$2,854,735/Nil
Graham Farquharson	Nil	Nil		75,000/Nil	$3,134,404/Nil
Louis Gignac	Nil	Nil		75,000/Nil	$3,134,404/Nil
Randall Oliphant	50,000	C$	2,056,925	25,000/Nil	$1,044,801/Nil
David Peterson	Nil	Nil		75,000/Nil	$3,134,404/Nil

Notes

(1)         The aggregate value realized was calculated using the sale price of the common shares realized by Mr. Oliphant following the exercise of options, less the exercise price of the options.

(2)         The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2012, which was C$56.78 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 1.0051, which was the Bank of Canada noon rate on December 31, 2012.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above in the Compensation Discussion and Analysis and below under “Other Information - Share Compensation Plan”. For clarity, the only plan-based awards for which non-executive directors are eligible are those awarded under the Share Compensation Plan and under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the Share Compensation Plan.

50,000 options held by one director were exercised during the financial year ended December 31, 2012. To date, at the time of joining the Board, directors have been granted stock options to provide a long-term ownership perspective on the direction of the Corporation. While the Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any existing non-executive directors in the foreseeable future. It has been the practice of the Corporation to grant options in connection with the recruitment of a new director.

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders – Share Compensation Plan - RSUs	103,071	Not applicable		N/A
Equity compensation plans approved by shareholders – Share Compensation Plan - Options	2,001,096	C$	24.89	N/A
Total	2,104,167	Not applicable		2,352,409	(1)

Notes

(1)         This is the total number of common shares remaining available for future issuance under the Share Compensation Plan as of December 31, 2012, less the number of common shares to be issued upon the vesting of outstanding RSUs and the exercise of outstanding stock options.

(2)         Please note, as of March 20, 2013, up to a maximum of 233,716 common shares of the Corporation were reserved for issuance pursuant to Gold Wheaton Options outstanding. See “Common Shares Reserved for Issuance under Other Plans — Gold Wheaton Transaction”.

Share Compensation Plan

The Corporation’s share compensation plan (the “Share Compensation Plan”) was approved by shareholders at the annual and special meeting of shareholders held on May 12, 2010 (and was amended in November 2010 to update the tax and source deduction provisions relating to RSUs). The Share Compensation Plan replaced the Corporation’s stock option plan established at the time of its IPO (the “Option Plan”) and the Corporation’s restricted share unit plan (the “Restricted Share Unit Plan”). Options and RSUs that were granted or awarded under the Option Plan and the Restricted Share Unit Plan remain outstanding pursuant to their original terms. Please see the Corporation’s management information circular dated April 7, 2010 for a summary of the terms of the Option Plan and Restricted Share Unit Plan.

Purpose: The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restrictions on the Award of RSUs and Grant of Options” below.

Administration: The Share Compensation Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Plan Maximum and Common Shares Reserved for Issuance: The Share Compensation Plan has a fixed maximum of 5,700,876 common shares. Taking into account the change from a 5% rolling plan to a fixed maximum plan effective May 12, 2010, an aggregate of 4,456,576 common shares are currently reserved for issuance under the Share Compensation Plan on the following basis:

Common Shares Reserved under the Share Compensation Plan

	Options	RSUs	Aggregate
Total granted/awarded to date	3,833,396	187,194 (1)	4,020,590
Vested (not exercised)	1,574,367	—	1,574,367
Exercised/issued	1,638,966	68,832	1,707,798
Cancelled/otherwise terminated	193,334	15,291	208,625
Total exercisable/issuable under the Plan	2,001,096	103,071	2,104,167
% of issued and outstanding common shares	1.36%	0.07%	1.43%
% of common shares reserved for issuance under the Plan	44.90%	2.31%	47.21%

Notes

(1)         118,972 performance-based and 68,222 time-based RSUs.

Based on the foregoing, an aggregate of 2,352,409 common shares remain available for issuance pursuant to future grants and awards under the Share Compensation Plan (being approximately 1.6% of the issued and outstanding common shares and approximately 52.79% of the total common shares reserved for issuance under the Share Compensation Plan).

Restriction on the Award of RSUs and Grant of Options: Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance to non-employee directors pursuant to options under the Share Compensation Plan is limited to the lesser of: (i) 0.25% of the common shares then issued and outstanding; and (ii) C$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of C$100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)                                 Mechanics for RSUs: RSUs awarded to participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share

Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

(b)                                 Vesting: The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; and (ii) vesting of RSUs may include criteria such as performance-vesting. The Share Compensation Plan further provides that RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (ii) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CCGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs.  It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as  components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)                                 Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, the Corporation has the flexibility to satisfy its obligation to issue common shares by making a lump sum cash payment of equivalent value (i.e. pursuant to a cashless exercise), provided there is a full deduction of the number of underlying common shares from the Share Compensation Plan’s reserve. Specifically, the Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.

(b)                                 Vesting: The Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.

(c)                                  Exercise Price: The CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment: A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods: Under the Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control: The Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CCGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options, for consideration in the form of cash and/or securities.

Transferability: RSUs awarded and options granted under the Share Compensation Plan are non-transferable other than in accordance with the Share Compensation Plan.

Amendment Provisions in the Share Compensation Plan: The Board may amend the Share Compensation Plan or any RSU or option at any time without the consent of any participants under the Share Compensation Plan provided that such amendment shall:

(a)                                 not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the Share Compensation Plan;

(b)                                 be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange; and

(c)                                  be subject to shareholder approval, where required, by law or the requirements of the Toronto Stock Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)                                     amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                                  amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;

(iii)                               a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);

(iv)                              a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)                                 the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the Share Compensation Plan to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such persons;

(vi)                              the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the RSU Plan;

(vii)                           the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and

(viii)                        change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)                                 increase the fixed maximum number of common shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)                                 increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)                                  permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;

(d)                                permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;

(e)                                  reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);

(f)                                   extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or

(g)                                  amend the amendment provisions in the Share Compensation Plan.

Amendments to the Share Compensation Plan: During the year ended December 31, 2012, no amendments were made to the Share Compensation Plan.

Common Shares Reserved for Issuance under Other Plans — Gold Wheaton Transaction

Pursuant to an arrangement agreement dated January 5, 2011 between the Corporation and Gold Wheaton Gold Corp. (“Gold Wheaton”), the Corporation agreed to acquire all of the issued and outstanding common shares of Gold Wheaton (the “Gold Wheaton Shares”) pursuant to a plan of arrangement. Under the terms of the arrangement agreement, holders of options of Gold Wheaton (“Gold Wheaton Options”) are entitled to receive 0.1556 of a common share of the Corporation upon the exercise of each Gold Wheaton Option. An aggregate of 4,696,000 Gold Wheaton Shares were issuable upon the exercise of outstanding options of Gold Wheaton (“Gold Wheaton Options”) on the closing date and as a result, on closing, up to a maximum of 730,698 common shares of the Corporation were reserved for issuance upon the exercise of the Gold Wheaton Options. As of March 20, 2013, 3,193,988 Gold Wheaton Options had been exercised for 496,985 common shares of the Corporation and therefore, as at that date, up to a maximum of 233,716 common shares of the Corporation were reserved for issuance pursuant to Gold Wheaton Options outstanding. The Gold Wheaton Options were not issued under, and are not subject to, the Corporation’s Share Compensation Plan.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $60,000,000 in each policy year. The deductible amount on the policy is $1,000,000 and the total annual premium for the policy for 2013 is C$313,009.

STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board — Independence

The Board is currently comprised of seven directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that six directors (Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant and Evans) are “independent” for purposes of Board membership, as provided in NI 58-101, and therefore all of the directors are “independent” other than Mr. Harquail, by virtue of his position as President and CEO.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant and Evans are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.  In particular, the Board has noted that, as of 2013, it has been greater than five years since Mr. Lassonde served as a director or officer of Newmont.

Composition of the Board — Skills Matrix

In connection with its nomination and Board assessment responsibilities (see “Nomination of Directors” and “Board Assessment” below), the CCGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows: experience with respect to the mining industry, experience with respect to the oil & gas industry, experience in accounting and finance matters, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management. The following table outlines the CCGC’s assessment of which of those skills are possessed by the existing directors.

Skill	Lassonde	Peterson	Gignac	Farquharson	Oliphant	Evans	Harquail
Mining	x		x	x	x		x
Oil & Gas					x	x
Accounting and Finance	x		x	x	x	x	x
Legal		x			x
Risk Management	x	x	x	x	x	x	x
HR and Compensation	x	x	x	x	x	x	x
Corporate Governance	x	x	x	x	x	x	x
Public Company Boards	x	x	x	x	x	x	x
Public Company Management	x	x	x	x	x	x	x

Other Directorships

Certain directors of the Corporation are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere. Information as to such other directorships is set out below. Louis Gignac and Graham Farquharson are both directors of St Andrew Goldfields Ltd. and Pierre Lassonde and Randall Oliphant are both directors of New Gold Inc. With respect to these interlocking board memberships, it is the Board’s view that the mining community at the highest levels is closely connected and that in order for the Corporation’s directors to maintain these connections, which are in the best interests of the Corporation, directors of the Corporation should be permitted to serve on other boards of directors, including in some cases, the same board of directors. The Board is satisfied that it has a clearly established system for dealing with conflicts of interest if any were to arise. See “Ethical Business Conduct” below.

Director	Other Public Company Directorships	Other Public Company Committee Memberships
Pierre Lassonde	Enghouse Systems Limited	Compensation (Chair)
	New Gold Inc.	Compensation
David Harquail	None	None
Derek Evans	Pengrowth Energy Corporation	None
Graham Farquharson	St Andrew Goldfields Ltd.	Compensation and Human Resources (Chair); Environmental, Health and Safety and Technical
Louis Gignac	Domtar Corporation	Environmental, Health and Safety; Human Resources
	St Andrew Goldfields Ltd.	Compensation and Human Resources; Environmental, Health & Safety, Technical; Executive
	Marengo Mining Limited	None
Randall Oliphant	Silver Bear Resources Inc.	None
	New Gold Inc.	None
	WesternZagros Resources Ltd.	Audit; Governance
David Peterson	Rogers Communications Inc.	Pension
	Industrial-Alliance Insurance and Financial Services Inc.	Ethics
	South East Group Limited	None
	MBAC Fertilizer Corp.	Corporate Governance and Nominating (Chair)
	VersaPay Corporation	Compensation

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2012 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold such an in-camera session at each Board and committee meeting.

Chair of the Board

Mr. Lassonde, the Chair of the Board, has had an exemplary career as a professional engineer, astute investor, innovative financier, entrepreneurial company builder, dedicated philanthropist and senior statesman of Canada’s mining and investment industries.  In addition to his qualifications, the Board has unanimously concluded that Mr. Lassonde is an independent director. See “Composition of the Board — Independence” above.  The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The responsibilities of the Chair of the Board include:

•      providing advice, counsel and mentorship to the CEO;

•      promoting the provision of information to the directors on a timely basis;

•                  with respect to meetings of the Board, scheduling meetings, setting the agendas for the meetings, presiding over the meetings, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

•      presiding over shareholders’ meetings.

Attendance at Meetings

During the financial year ended December 31, 2012, the Board held 8 meetings. The ARC held 4 meetings and the CCGC held 4 meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings Attended	ARC Meetings Attended	CCGC Meetings Attended
Pierre Lassonde	8 of 8 – 100%	N/A	N/A
David Harquail	8 of 8 – 100%	N/A	N/A
Derek Evans	8 of 8 – 100%	4 of 4 – 100%	N/A
Graham Farquharson	8 of 8 – 100%	N/A	4 of 4 – 100%
Louis Gignac	8 of 8 – 100%	3 of 4 – 75%(1)	N/A
Randall Oliphant	7 of 8 – 87.5%(1)	4 of 4 – 100%	N/A
David Peterson	8 of 8 – 100%	N/A	4 of 4 – 100%

Notes

(1)         Messrs. Gignac and Oliphant were subsequently consulted on and approved all matters discussed at the meetings they were unable to attend.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of engagement practices in 2012 include meetings between the Chair of the Board and the Corporation’s larger shareholders and potential shareholders in North America and Europe, as well as meetings between Board members and the Corporation’s shareholders. Board members are also provided with opportunities to join management at industry conferences including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. The Chair of the Board and the Chair of the CCGC are also scheduled to meet with the Canadian Coalition for Good Governance in 2013.  This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

Director Retirement Policy

The Board has adopted a director retirement policy which provides the framework for the Corporation to ensure the ongoing renewal of the Board by specifying requirements regarding the retirement of directors. On the March 1st after a non-employee director’s 72nd birthday and on every March 1st thereafter while the director is still a director of the Corporation, a director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination.  In accordance with this policy, Mr. Farquharson tendered his resignation on March 1, 2013 and the Board, on the recommendation of the Chair of the CCGC, unanimously rejected Mr. Farquharson’s resignation and has nominated him for re-election to the Board.  The Board determined it was in the best interests of the Corporation for Mr. Farquharson to continue to serve as a director given his extensive experience and skills.  Mr. Farquharson did not participate in the deliberations of the CCGC or the Board on this matter.

Given the stage of the Corporation’s development, the Board has determined not to establish term limits for directors due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations.

Board Committees

Audit and Risk Committee

The Corporation has an audit and risk committee (the “ARC”) that consists of Derek Evans, Louis Gignac and Randall Oliphant, with Randall Oliphant serving as Chair. All members of the ARC are “independent” and “financially literate” (as defined in National Instrument 52-110 — Audit Committees). In addition, Mr. Oliphant has been determined by the Board in its business judgment to be a “financial expert”. The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

•      the quality and integrity of the financial statements of the Corporation;

•      the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;

•      the qualification, independence and performance of the Corporation’s independent auditors;

•      the performance of the Chief Financial Officer;

•      risk management oversight;

•                  the compliance by the Corporation with legal and regulatory requirements in respect of its oil and gas disclosure; and

•                  the qualification, independence and performance of the Corporation’s qualified oil and gas reserves evaluator or auditor.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management and oil & gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC is set out in the Corporation’s Annual Information Form and Form 40-F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Compensation and Corporate Governance Committee

The CCGC consists of Graham Farquharson and David Peterson, with David Peterson serving as Chair. The CCGC serves as the Board’s nominating committee. All members of the CCGC are “independent” (as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices). Among other things, the CCGC:

•                  reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

•                  annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation;

•                  makes recommendations concerning the remuneration of directors; and

•                  administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC is also responsible for:

•                  developing the Corporation’s approach to governance issues;

•                  filling vacancies among the directors (see “Nomination of Directors”);

•                  reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment”);

•                  adopting and reviewing and updating the Corporation’s written code of business conduct and ethics and its written disclosure policy (see “Ethical Business Conduct”); and

•                  ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

With respect to continuing education, the Corporation continues to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants in to address the Board on various issues, by arranging for other meetings with management and other outside advisors/experts/third parties from time to time, and by arranging for site visits from time to time. The Board also has scheduled dinners at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest from the Chairman, the CEO and the Chief Legal Officer.

During 2012, in addition to standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in the mining and oil & gas industries, the Board received the following presentations from management and outside advisors/experts/third parties:

Timing/Place	Attendees	Topic	Presented/Hosted By
May 2012/Toronto	All board members	Technical presentation	Paul Brink
May 2012/Toronto – Board dinner	All board members	Board composition	Pierre Lassonde
May 2012/Toronto	All board members except Mr. Oliphant	Investor and analysts day	Management
November 2012/Toronto – Board dinner	All board members	Acquisitions, other strategic opportunities and financing options	Messrs. Waterman, Brink and Rana
November 2012/Panama	Messrs. Lassonde, Harquail, Peterson and Oliphant	Meetings with shareholders	GMP
November 2012/Panama – mine site visit	Messrs. Lassonde, Harquail, Peterson and Oliphant	Inmet Mining’s Cobre Panama Project	Management of Inmet Mining

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members regularly attend external director education conferences at the Corporation’s expense and attend mining and oil & gas industry events.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code was updated effective March 24, 2011 to reflect the Corporation’s policy that loans to or guarantees of obligations of the Corporation’s personnel may present conflicts of interest, as well as other operational policies of the Corporation. The updated version of the Code was filed on SEDAR at www.sedar.com and is available on the Corporation’s web site at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises, a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC will monitor compliance with the Code and be responsible for granting any waivers from the application of the Code and will review management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can report those concerns directly to the Chief Legal Officer, and on an anonymous basis, directly to the Chair of the Audit Committee.

Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a policy concerning confidentiality, fair disclosure and trading in securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders  and sanctions if improper trading were to occur. This policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities without the prior permission of the Board.  This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Risk Management

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2012. Included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CCGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

Environmental and Corporate Social Responsibility Policy

The Board has adopted an environmental and corporate social responsibility policy which provides the framework for the Corporation’s approach to addressing its environmental and social responsibilities as a good corporate citizen. This policy acknowledges the nature of the Corporation’s business (i.e. that it invests in the businesses of others, principally through holding royalties or streams, and does not operate any mineral or oil & gas properties and that it is an entity with a very small workforce, with limited operations). This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory environmental, health and safety and human rights requirements; (ii) due diligence in choosing its investments and their operators (i.e. that they be “quality” operators); (iii) supporting the mineral and oil & gas industries (through industry associations and councils) in their efforts to operate in an environmentally and socially responsible fashion with continual improvement in sustainable development performance; (iv) employees of the Corporation making a positive impact on the environment and on social issues, including, where feasible, in the procurement of goods and services; and (v) maintaining open lines of communications with stakeholders and taking into account their concerns and suggestions.

The Corporation was also a leader and founding signatory of the World Gold Council’s Conflict-Free Gold Standard which was published in October 2012. The Corporation also occasionally makes corporate social investments in cooperation with the operators of its assets. In 2012, the Corporation agreed to fund $500,000 to support the new School of Mines at Laurentian University in Sudbury, Ontario.

Health and Safety Policy

The Board has adopted a health and safety policy which provides the framework for the Corporation’s approach to addressing health and safety risks. This policy acknowledges the nature of the Corporation’s business (as described above) and the fact that health and safety are not typically direct risks of the Corporation’s operations. This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory health and safety requirements; (ii) the standard for the facilities in which the Corporation’s offices are located from a health and safety perspective; (iii) the health and safety responsibilities of the Corporation’s employees with respect to maintenance of the workplace, following rules and reporting issues and the Corporation’s responsibilities with respect to training its employees; (iv) violence and harassment in the workplace; and (iv) substance abuse.

Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a discrimination, harassment and equal opportunity policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to: diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”. With respect to nomination of directors, the CCGC is responsible for:

•      developing and recommending to the Board criteria for selecting new directors;

•      assisting the Board by identifying individuals qualified to become members of the Board; and

•      recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

•      annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

•      annually reviewing the competencies and skills that the Board considers each director to possess, including the skills matrix above, and what each new nominee should bring to the Board; and

•      seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board.

The CCGC has the authority to retain a search firm to be used to identify director candidates.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”. With respect to compensation of directors and executive officers, the CCGC is responsible for:

•      assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

•      reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

•      approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Statement of Executive Compensation — Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Statement of Executive Compensation — Compensation of Directors”.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. Such assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Board Chair assessment, individual committee chair assessments and individual director self assessments. The Chairman of the Board meets with each individual director and the Chairman of the CCGC meets with the Chairman of the Board to discuss the above matters. Members of the CCGC are responsible for collecting questionnaires and assessing them, and facilitating discussions. The Chair of the CCGC prepares a written report on the results of this process and delivers such report to the Board. The CCGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2012 was conducted in the first quarter of 2013 and the CCGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CCGC is responsible for ensuring that succession strategies are both appropriate and are being implemented. All meetings of the CCGC and meetings of the Board include an in-camera session with and without the CEO at which human resource issues and succession are discussed. In connection with an offsite Board dinner held in November 2012, the CEO provided in advance to the Board a memorandum reviewing key employees and an organizational update. At that dinner he provided a verbal report to the Board on his current succession plan and those internal candidates that were in a succession position near term and those that would require longer term mentoring. The CEO reported on his actions to mentor the internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. The potential for the Corporation to recruit an external candidate as CEO was also discussed and is considered a viable option by both the CEO and the Board. However, both the CEO and Board see this as an option that does not require implementation of process at this stage. The CCGC also monitors progress in succession for executive positions reporting to the CEO. One of the five corporate goals for each executive is to ensure succession and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon with each executive and the CEO and which are provided to the CCGC. Each year, the CEO reviews the achievement of succession objectives with each executive which then forms part of the CEO’s annual performance review of each executive and recommendations that he makes to the CCGC. These reviews and recommendations are considered by the CCGC in connection with its recommendations to the Board for annual incentive compensation.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 20, 2013 to be considered for inclusion in the management information circular and the form of proxy for the 2014 annual meeting of shareholders, which is expected to be held on or about May 7, 2014.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2012.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2012 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 22, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.             PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.             COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices.

3.             RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)     to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)     enhancing the reputation, goodwill and image of Franco-Nevada;

(c)     adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)     the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)     ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)     assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)     ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)     establishing the Audit and Risk Committee as a standing audit committee of the Board;

(i)      developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board,

including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)      ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

(k)     establishing measures for receiving feedback from stakeholders.

4.             EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)     Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)     Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)     Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)     Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)     Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)     Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)     Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)     Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.             MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.             MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.             INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.             EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.             ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)     conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)     review and assess the adequacy of this mandate on an annual basis.